February 3, 2005

Mail Stop 04-09

Michael R. Burwell
General Partner
Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, California 94063

Re:      Redwood Mortgage Investors VIII
	Post-effective Amendment No. 3 to Form S-11
	File No. 333-106900
      Filed on January 27, 2005

Dear Mr. Burwell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the cover page and page 19 of the base prospectus of this
post effective amendment discloses that your best-efforts offering terminated one year from the effective date of the prospectus or
October 7, 2004.   Please supplementally provide us with your
analysis as to why you did not file a post-effective amendment to extend the offering period prior to October 7, 2004. In addition, please amend your post-effective amendment to include the new termination date. Finally, please tell us how the sales between October 7, 2004 and the filing of the pending post-effective amendment complied with Section 5 of the Securities Act.

* * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Neil Miller at (202) 942-1851 or me at (202)
942-2987 with any other questions.

      			Sincerely,



      			Peggy Y. Kim
      			Senior Counsel

Cc: 	Stephen C. Ryan, Esq. (via facsimile)
      Cox, Castle & Nicholson LLP
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Redwood Mortgage Investors VIII
February 3, 2005
Page 1